May 22, 2007

Mail Stop 4561

Mr. Brian Goggin
Group Chief Executive Officer and Director
The Governor and Company of the Bank of Ireland
Lower Baggot Street
Dublin 2, Ireland

**Re: The Governor and Company of the Bank of Ireland
        Form 20-F for Fiscal Year Ended March 31, 2006
        Filed September 11, 2006
        File Number: 001-14452**

Dear Mr. Goggin:

        We have completed our review of your Form 20-F and have no further comments at this time.

                                    Sincerely,

                                    Lisa Haynes
                                    Senior Staff Accountant